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September 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App LLC

Offering Statement on Form 1-A

Amendment No. 1

Filed July 27, 2022

File No. 024-11953

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 29, 2022 (the “Comment Letter”), with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11953) filed with the Commission on August 2, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Form 1-A filed August 2, 2022

Management’s Discussion and Analysis, page 28

1.	Please revise to address material changes to individual Series and include disclosure of performance information for the Company’s historical operations, including dividend payments, vacancies and defaults. In this regard, we note the Form 1-U filed July 8, 2022 and statement that the tenant for the 6440 Woodstone Terrace Series vacated the property, and that the property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a new tenant. As other examples, we note the 201 Signet Court Series property is vacant and has not engaged in any subsequent rental operations since January 2022, and it appears from the Landa App that the interest on certain notes has changed from 4.5% to 4.8%. Please revise accordingly.

Response to Comment 1

In order to more clearly address the Staff’s comment, we have divided the comment into two parts.

●	Please revise to address material changes to individual Series and include disclosure of performance information for the Company’s historical operations, including dividend payments, vacancies and defaults. In this regard, we note the Form 1-U filed July 8, 2022 and statement that the tenant for the 6440 Woodstone Terrace Series vacated the property, and that the property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a new tenant. As other examples, we note the 201 Signet Court Series property is vacant and has not engaged in any subsequent rental operations since January 2022…

The Company respectfully advises the Staff that the example of 6440 Woodstone Terrace Series in the SEC’s comment refers to a prior series of the Company (each a “Prior Series,” and together, the “Prior Series”) for which no securities are being qualified pursuant to this Offering Statement (i.e. which are not “Series” as defined in the Offering Statement or the Amended Offering Statement and which do not form a part of the offering to be qualified herein). 6440 Woodstone Terrace Series was one of the series included in a Form 1-A POS (File No. 024-11377) qualified by the Staff on January 7, 2022 (the “Prior Offering Statement”). In addition, the Company respectfully advises the Staff that 201 Signet Court Series was submitted for qualification pursuant to a Form 1-A POS filed by Landa App 2 LLC, an affiliate of the Company.

To the extent material, we believe that historical operations with respect to the Company (and in particular the Prior Series that have already been qualified by the Staff under the Prior Offering Statement) are only required to be updated in conformity with the timing of the Company’s semi-annual report on Form 1-SA and annual report on Form 1-K. However, in response to the Staff’s comment, the Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Amended Offering Statement to include references to Company’s previously filed current reports on Form 1-U, which set forth recent developments and historical operations of all series of the Company for informational purposes.

●	…and it appears from the Landa App that the interest on certain notes has changed from 4.5% to 4.8%. Please revise accordingly.

Each of the 186 Series included in the Offering Statement and the Amended Offering Statement (each and “Offered Series,” and together, the “Offered Series”) has issued a note to the manager, Landa Holdings, Inc., bearing an interest of 4.5% (each an “Acquisition Note”). None of the Acquisition Notes of any Offered Series bear interest of 4.8%.

The Company advises the Staff that the Acquisition Notes with respect to certain Prior Series of the Company that were included in Prior Offering Statement were paid down, or otherwise discharged with the proceeds received in exchange for a commercial promissory note bearing interest at a rate of 4.8% per annum that was issued to LendingOne, LLC (the “Refinance Notes”). The Company previously disclosed information about the Refinance Notes in its Prior Offering Statement, as well as its periodic filing on Form 1-U, filed on January 27, 2022.

However, as noted above in this response to Comment #1, the Company’s revised disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Amended Offering Statement includes information with respect to the 4.8% interest rate along with other recent developments and historical operations of all series of the Company for informational purposes.

2.	We note your disclosure on page 22 regarding the rise in inflation. Please revise to identify actions planned or taken, if any, to mitigate inflationary pressures, and the extent to which recent inflationary pressures have materially impacted series operations. Identify the types of inflationary pressures you are facing and how the series have been affected.

Response to Comment 2

In response to the Staff’s comment, the Company has revised the disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Amended Offering Statement to include a further explanation regarding the impact of inflation on the Properties, the Company and the Series.

Financial Statements, page F-1

3.	We note the Form 1-A POS that was qualified on January 7, 2022 included 37 series. Please tell us how you determined it was unnecessary to provide Rule 8-06 financial statements for those 37 series within this offering circular. Refer to Part F/S of Form 1-A and Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response to Comment 3

The Company advises the Staff that it previously provided Rule 8-06 financial statements for each of the Prior Series in the Prior Offering Statement. In response to the Staff’s comment, the Company has the Amended Offering Statement to incorporate by reference the Rule 8-06 financial statements for the 37 series included in the Prior Series.

4.	It appears you have provided pro forma statements of operations for each of the new 186 series and for the previously qualified 37 series. However, it does not appear that you have provided a pro forma statement of operations for the issuer as a whole within this offering circular. Please revise or advise. Refer to Part F/S of Form 1-A and Question 104.01 of the Compliance and Disclosure Interpretations for the Securities Act Sections.

Response to Comment 4

The Company has revised the Financial Statements in the Amended Offering Statement to include combined financial statements, including audited financial statement and pro forma statement of operations, for the Company.

Exhibits

5.	Please advise why you believe the form-of lease agreements are sufficient for each Series. We also note you do not include Property Page materials with information made available on the Landa App. Please file the materials for each Series or advise. In this regard, we note a reference to “free stock” on the Landa App. Please advise us of the details of any free stock offering.

Response to Comment 5

In order to more clearly address the Staff’s comment, we have divided the comment into three parts.

●	Please advise why you believe the form-of lease agreements are sufficient for each Series

The Company advises the Staff that title to each Property underlying an Offered Series currently is being held by Landa Properties LLC (“Landa Properties”), and all of the Properties that are currently leased to a tenant are subject to a lease agreement between the tenant and Landa Properties, and not the underlying Offered Series. Once the Offering Statement is qualified, Landa Properties will assign the lease agreements to the applicable Offered Series. The Company previously included this disclosure under footnote5 of the Master Series Table in Appendix A.

With respect to the Properties that are currently leased, the Company believes that it has included all of the material terms of the lease agreements, including monthly rent and lease expiration date, in the Master Series Table in Appendix A, and that when reviewed along with the form of leases, comprises all of the relevant information reasonably necessary for a prospective investor to evaluate such Property. We refer the Staff to the Instructions to Item 601 of Regulation S-K, which is the equivalent regulation promulgated for companies registering securities under the Securities Act of 1933, as amended:

2. In any case where two or more indentures, contracts, franchises, or other documents required to be filed as exhibits are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, the registrant need file a copy of only one of such documents, with a schedule identifying the other documents omitted and setting forth the material details in which such documents differ from the document a copy of which is filed. The Commission may at any time in its discretion require filing of copies of any documents so omitted.

In response to the Staff’s comment, as was done with the form of Promissory Notes, the Amended Offering Statement now includes the following cross-reference, substantially in the form set forth below, to the applicable information that is specific to each property, together with a link to Appendix A:

Exhibit __: Form of __ Lease Agreement (see the Master Series Table in Appendix A of this Form 1-A for information with respect to material business terms of each Lease Agreement with respect to each Series).

●	We also note you do not include Property Page materials with information made available on the Landa App. Please file the materials for each Series or advise.

The Company advises the Staff that the Property Page materials currently available on the Landa App relate to Prior Series of the Company for which securities were previously offered under the Prior Offering Statement and are not being qualified pursuant to the Offering Statement and the Amended Offering Statement. The Company has not finalized the Property Pages for each Offered Series, and therefore such Property Pages are not yet available on the Landa App. The Company further advises the Staff that the Property Pages for the Offered Series, when finalized, will reflect material information that the Company believes is important for investors and that is already provided in the Offering Statement, or, following the qualification of the Offering Statement, in an Offering Circular supplement filed post-qualification under Rule 253(g) of Regulation A, in a current report on Form 1-U, and our semi-annual and annual reports on Forms 1-SA and 1-K, respectively, as applicable.

●	In this regard, we note a reference to “free stock” on the Landa App. Please advise us of the details of any free stock offering

The Company, through its referral program (“Referral Program”), offers prospective investors an opportunity to earn a free Share of a Series (“Referral Share”). Pursuant to the Referral Program, a current investor (the “Referring Person) can obtain a unique referral code that they can share with prospective investors (the “Referred Person”). The Referred Person must download the Landa Mobile App, successfully complete the verification review process (including AML and KYC checks) by Dalmore Group, LLC, the broker of record, and create their personal Landa Account on the Landa Mobile App, and connect their bank account to their Landa Account. Neither the Referring Person nor the Referred Person is required to fund their Landa Account or purchase a Share to be eligible for a Referral Share under the Referral Program.

Once the Referred Person’s bank account is connected, both the Referring Person and the Referred Person will be given the option to accept (or decline) a Referral Share. Both Referring Person and Referred Person are also urged to review the Offering Statement before accepting (or declining) the Referral Share. The Referral Shares are chosen at random from an inventory of qualified Shares of a Series. As such, the Referring Person and the Referred Person may not receive the same Share as each other or anyone else and the value of such Referral Share may be different from other Referral Shares. In addition, the purchase price for the Referral are fully paid to the Series by Landa Holdings, Inc. and do not reduce the proceeds due to the Series.

General

6.	We note the Master Series Table includes only the new Series. Please provide updated disclosure for the open and closed offerings.

Response to Comment 6

The Company advises the Staff that the Offering Statement seeks to qualify security interests in the Offered Series included therein, and unlike certain other offering statements previously filed by the Company, such as the Prior Offering Statement, does not relate to interests in any other series of the Company which may have been qualified in a prior offering statement. None of the Offered Series included in the Offering Statement previously offered any of its Shares. In response to the Staff’s comment, the Company has revised the disclosure in the Master Series Table of the Amended Offering Statement and elsewhere in the Amended Offering Statement to include statements, substantially in the form set forth below, clarifying that the Master Series Table only reflects information regarding the Offered Series and the properties underlying the Offered Series, and not all series of the Company, including any of the Prior Series or their underlying Properties.

The Company has formed and will continue to form Series from time to time, each for the purpose of offering a unique investment opportunity for eligible investors to benefit from the performance of curated and fully managed rental real estate properties. Each Series will hold a residential rental property as its primary asset (each a “Property,” and collectively, the “Properties”), as specified in the table below and the Master Series Table in Appendix A for each Series that is being offered pursuant to this Offering Circular.

See the Master Series Table in Appendix A for key information related to each Series that is being offered pursuant to this Offering Circular and its underlying Property. In addition, please see the sections entitled “Description of the Properties and the Series” and “Use of Proceeds” included in Appendix B for more information regarding each of the Series that is being offered pursuant to this Offering Circular and its underlying Property.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail

Yishai Cohen, Chief Executive Officer

Neeraj Kumar, General Counsel

Charles Tomlinson, Head of Accounting

Landa Holdings, Inc.

Matthew Schoenfeld, Esq.

Farnell Morisset, Esq.

Goodwin Procter LLP